Exhibit 99.1

Press Release

TAT Technologies Reports Record Third Quarter 2026 Results

Record Quarterly and Nine-Month Revenue, Gross Profit Margin and Adjusted EBITDA

Revenue Increases 20.2%, Adjusted EBITDA Increases 60.9% and Diluted EPS Increases 57.8%

CHARLOTTE, N.C., November 2, 2026 – TAT Technologies Ltd. (NASDAQ: TATT, TASE: TAT Tech), a leading supplier of products and services for the commercial and military aerospace and ground defense industries, today reported financial results for the third quarter ended September 30, 2026.

Igal Zamir, TAT’s president and CEO, said: “TAT delivered an outstanding third quarter, with record quarterly revenue of $55.6 million and record quarterly adjusted EBITDA of $10.9 million, reflecting a record adjusted EBITDA margin of 19.6%. These results are driven by strong customer demand, an improved product mix and greater operational efficiency. Demand for our products remains strong across our core product lines, while our extended relationship with Honeywell is creating additional opportunities going forward.”

“Looking forward, we enter the final quarter of 2026 with strong momentum, supported by our long-standing customer relationships, strong backlog and long-term agreements. We believe TAT is well positioned to build on its strong performance to seize future opportunities and achieve sustainable, profitable growth in the years to come,” concluded Mr. Zamir.

Financial highlights:

Record quarterly and nine-month revenue, gross profit and Adjusted EBITDA.

•	Revenues were $55.6 million, a 20.2% increase compared to $46.2 million in the third quarter of 2025. For the first nine months of 2026, revenues increased by 13.8% to $149.6 million compared to $131.5 million in the first nine months of 2025.

•	Gross profit increased by 48.2% to $17.2 million, representing 30.9% of revenues, compared to $11.6 million (25.1% of revenues) in the third quarter of 2025. For the first nine months of 2026, gross profit increased by 25.2% to $40.5 million compared to $32.4 million in the first nine months of 2025 (27.1% of revenues in the first nine months of 2026 compared to 24.6% of revenues in the first nine months of 2025).

•	Operating Income increased by 71.8% to $9.0 million (16.3% of revenues) compared to $5.3 million (11.4% of revenues) for the third quarter of 2025. For the first nine months of 2026, operating income was $17.6 million (11.8% of revenues) compared to $13.9 million (10.5% of revenues) in the first nine months of 2025.

•	Net Income of $7.7 million (Diluted EPS of $0.58) compared to $4.8 million for the third quarter of 2025 (Diluted EPS of $0.37). For the first nine months of 2026, net income was $19.1 million (Diluted EPS of $1.46), compared to $12.1 million (Diluted EPS of $1.02) in the first nine months of 2025. Net income for the first nine months of 2026 includes a one-time gain of $3.4 million, net of tax, on the sale of the Company's equity method investment in First Aviation Services Inc. (FAV).

•	Adjusted EBITDA was $10.9 million (19.6% of revenues), a 60.9% increase from $6.8 million (14.6% of revenues) for the third quarter of 2025. Adjusted EBITDA for the first nine months of 2026 increased by 47% to $27.4 million (18.31% of revenues) compared to $18.6 million (14.1% of revenues) in the first nine months of 2025. Excluding the one-time pre-tax gain of $4.3 million from the sale of the Company's equity investment in FAV, Adjusted EBITDA for the first nine months of 2026 was $23.0 million.

•	Cash flow provided by operations for the third quarter was $3.8 million compared to $7.5 million provided by operations in the third quarter of 2025. Cash flow from operations was $5.2 million in the first nine months of 2026 compared to $9.4 million in the first nine months of 2025. The decrease was primarily attributable to an increase in inventory of $10.6 million in the third quarter and $20.5 million in the first nine months of 2026, reflecting the Company's investment in inventory to support the ramp-up of its long-term agreements, including its expanded agreement with Honeywell.

•	Backlog and Long-Term Agreements: approximately $577 million as of September 30, 2026.

Investor Call Information

TAT Technologies will host an earnings webcast and conference call today, November 2, 2026, at 8:00 a.m. Eastern Time to discuss third quarter results. Investors may register using the link below or by visiting the Company's website.

Webcast Registration: Link to registration

Investor Relations Website: https://tat-technologies.com/investors/

Non-GAAP Financial Measures

To supplement its GAAP results, the Company presents adjusted EBITDA, adjusted net income and adjusted earnings per share, which are non-GAAP financial measures, to provide investors with additional insight into underlying operating performance. Management uses these measures to evaluate period-to-period operating performance and believes they are useful to investors because they exclude items that are non-recurring or non-cash in nature or that do not reflect the Company's core operations. Adjusted EBITDA excludes the Company's share in results of affiliated companies, share-based compensation, income taxes, financial (expenses) income, net, gain on sale of equity investment and depreciation and amortization. Adjusted net income and adjusted earnings per share exclude the gain on sale of equity investment and the related income tax impact . These non-GAAP measures should not be considered as alternatives to net income, operating income or earnings per share for the period and may not be indicative of the historic operating results of the Company; nor are they meant to be predictive of potential future results. These measures are not measures of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. See reconciliations of these non-GAAP measures to the most directly comparable GAAP measures below.

About TAT Technologies

TAT Technologies Ltd. (NASDAQ: TATT) (TASE: TAT Tech) is a leading provider of services and products to the commercial and military aerospace and ground defense industries, providing OEM heat transfer solutions and aviation accessories, MRO services for aviation components, including heat transfer solutions, overhaul and coating of jet engine components, including turbine vanes and blades, fan blades, variable inlet guide vanes and afterburner flaps and MRO services on APUs, landing gears and other aircraft components for airlines, air cargo carriers, maintenance service centers and the military. For more information, please visit www.tat-technologies.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the United States federal securities laws. These forward-looking statements include, without limitation, statements regarding possible or assumed future operating results, demand conditions, supply chain conditions, customer relationships, backlog conversion, market position, and growth prospects. These statements are hereby identified as “forward-looking statements” for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations, including, but not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, LTAs and backlog, the price and continuity of supply of component parts used in our operations, the war and hostilities between Israel and Hamas, Hezbollah and Iran, regional shipping disruptions and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F and its periodic reports on Form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact:

Eran Yunger

Director of IR

Tel: +1-980-451-1115

erany@tat-technologies.com

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	September 30,	December 31,
	2026	2025

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$53,732	$51,259
Accounts receivable, net of allowance for credit losses of $266 and $172 as of September 30, 2026, and December 31, 2025, respectively	35,728	33,420
Inventory	95,328	75,549
Prepaid expenses and other current assets	5,913	6,071

Total current assets	190,701	166,299

NON-CURRENT ASSETS:
Property, plant and equipment, net	50,207	46,922
Operating lease right of use assets	5,154	5,807
Intangible assets, net	2,038	1,452
Investment in affiliates	5,700	4,905
Funds in respect of employee rights upon retirement	434	398
Deferred tax assets	436	639
Restricted deposit	-	307

Total non-current assets	63,969	60,430

Total assets	$254,670	$226,729

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

U.S dollars in thousands

	September 30,	December 31,
	2026	2025
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debts	$167	$2,227
Accounts payable	17,773	12,986
Accrued expenses and other current liabilities	18,987	17,296
Current maturities of operating lease liabilities	1,438	1,474

Total current liabilities	38,365	33,983

NON-CURRENT LIABILITIES:
Long-term debts, net	10,963	9,485
Operating lease liabilities	3,859	4,448
Liability in respect of employee rights upon retirement	826	770
Deferred tax liabilities	3,839	1,652

Total non-current liabilities	19,487	16,355

COMMITMENTS AND CONTINGENCIES (NOTE 7)	-	-

Total liabilities	57,852	50,338

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0 par value Authorized: 23,000,000 shares at September 30, 2026, and 19,000,000 at December 31, 2025 Issued:13,272,610 shares at September 30, 2026, and 13,257,610 shares at December 31, 2025 Outstanding: 12,998,137 shares at September 30, 2026, and 12,983,137 shares at December 31, 2025	-	-
Additional paid-in capital	138,049	136,578
Treasury stock at cost	(2,088)	(2,088)
Accumulated other comprehensive income	451	643
Retained earnings	60,406	41,258

Total shareholders' equity	196,818	176,391

Total liabilities and shareholders' equity	$254,670	$226,729

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025

Revenues:
Products	$15,336	$12,617	$44,571	$37,804
Services	40,227	33,618	105,077	93,677
	55,563	46,235	149,648	131,481

Costs:
Products	10,338	9,170	31,207	26,613
Services	28,038	25,464	77,903	72,488
	38,376	34,634	109,110	99,101
Gross profit	17,187	11,601	40,538	32,380

Operating expenses:
Research and development, net	726	323	1,832	887
Selling and marketing	2,384	1,993	7,096	6,106
General and administrative	5,041	4,025	13,966	11,522
	8,151	6,341	22,894	18,515
Operating income	9,036	5,260	17,644	13,865

Gain on sale of equity investment	-	-	4,324	-
Interest expenses	(216)	(176)	(546)	(835)
Other financial income (expenses), net	273	206	92	(293)
Income before taxes on income	9,093	5,290	21,514	12,737

Provision for income taxes	1,759	821	3,815	1,624
Income before share of equity investment	7,334	4,469	17,699	11,113

Share in profits of equity investment of affiliated companies	343	372	1,449	983
Net income	$7,677	$4,841	$19,148	$12,096

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S dollars in thousands, except share and per share data

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025

Earnings per share
Basic	$0.59	$0.37	$1.47	$1.03
Diluted	$0.58	$0.37	$1.46	$1.02

Weighted average number of shares outstanding
Basic	12,998,137	12,911,050	12,989,582	11,776,747
Diluted	13,144,592	13,078,467	13,158,304	11,904,044

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S dollars in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025

Net income	$7,677	$4,841	$19,148	$12,096
Other comprehensive income (loss), net:
Change in foreign currency translation adjustments	(261)	(101)	(170)	575
Net unrealized losses from derivatives	(15)	-	(22)	-
Total comprehensive income	$7,401	$4,740	$18,956	$12,671

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT JUNE 30, 2025	13,161,762	$-	$135,578	$600	$(2,088)	$31,691	$165,781
CHANGES DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2025:
Comprehensive income (loss)	-	-	-	(101)	-	4,841	4,740
Exercise of stock option	63,348	-	-	-	-	-	-
Share based compensation	-	-	167	-	-	-	167
BALANCE AT SEPTEMBER 30, 2025	13,225,110	$-	$135,745	$499	$(2,088)	$36,532	$170,688

BALANCE AT JUNE 30, 2026	13,272,610	$-	$137,567	$727	$(2,088)	$52,729	$188,935
CHANGES DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2026:
Comprehensive income (loss)	-	-	-	(276)	-	7,677	7,401
Share based compensation	-	-	482	-	-	-	482
BALANCE AT SEPTEMBER 30, 2026	13,272,610	$-	$138,049	$451	$(2,088)	$60,406	$196,818

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

U.S dollars in thousands, except share data

	Share capital			Accumulated
	Number of shares issued	Amount	Additional paid-in capital	other comprehensive income (loss)	Treasury shares	Retained earnings	Total equity

BALANCE AT DECEMBER 31, 2024	11,214,831	$-	$89,697	$(76)	$(2,088)	$24,436	$111,969
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2025:
Comprehensive income (loss)	-	-	-	575	-	12,096	12,671
Exercise of option	142,981	-	-	-	-	-	-
Issuance of ordinary shares on public offering, net of issuance costs of $2,769	1,625,000	-	39,415	-	-	-	39,415
Exercise of the underwriters' option on public offering, net of issuance costs of $413	242,298	-	5,953	-	-	-	5,953
Share based compensation	-	-	680	-	-	-	680
BALANCE AT SEPTEMBER 30, 2025	13,225,110	$-	$135,745	$499	$(2,088)	$36,532	$170,688

BALANCE AT DECEMBER 31, 2025	13,257,610	$-	$136,578	$643	$(2,088)	$41,258	$176,391
CHANGES DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2026:
Comprehensive income (loss)	-	-		(192)	-	19,148	18,956
Exercise of option	15,000	-	136	-	-	-	136
Share based compensation	-	-	1,335	-	-	-	1,335
BALANCE AT SEPTEMBER 30, 2026	13,272,610	$-	$138,049	$451	$(2,088)	$60,406	$196,818

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,677	$4,841	$19,148	$12,096
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,362	1,249	4,066	3,762
Non-cash financial expenses	462	126	814	634
Gain on sale of equity investment (Note 4)	-	-	(4,324)	-
Change in allowance for credit losses	39	(104)	94	(79)
Share in profits of equity investment of affiliated companies	(343)	(372)	(1,449)	(983)
Share based compensation	482	167	1,335	680
Deferred income taxes, net	690	884	2,390	1,466
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable	3,046	(960)	(2,402)	(3,554)
Decrease (increase) in inventory	(10,607)	281	(20,490)	1,464
Decrease (increase) in prepaid expenses and other current assets	1,120	(1,757)	309	(9,052)
Increase (decrease) in trade accounts payable	(929)	1,334	3,945	4,740
Increase (decrease) in accrued expenses and other current liabilities	774	1,806	1,725	(1,765)
Net cash provided by operating activities	3,773	7,495	5,161	9,409

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of equity investment	-	-	4,493	-
Purchase of property and equipment	(4,408)	(2,743)	(6,967)	(8,910)
Net cash used in investing activities	(4,408)	(2,743)	(2,474)	(8,910)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of short-term loans	-	-	-	(4,350)
Repayments of long-term debts	(96)	(473)	(11,368)	(1,560)
Proceeds from issuance of ordinary shares and exercise of the underwriters' option	-	-	-	48,550
Issuance costs of ordinary shares and exercise of the underwriters' option	-	(362)	-	(3,182)
Proceeds (issuance costs) from long term debt, net	(166)	-	10,711	-
Proceeds from exercise of options	-	-	136	-
Net cash provided by (used in) financing activities	(262)	(835)	(521)	39,458

Net increase (decrease) in cash and cash equivalents and restricted cash	(897)	3,917	2,166	39,957
Cash and cash equivalents and restricted cash at beginning of period	54,629	43,474	51,566	7,434
Cash and cash equivalents and restricted cash at the end of period	$53,732	$47,391	$53,732	$47,391

Supplementary information on investing and financing activities not involving cash flows:
Additions of operating lease right-of-use assets and operating lease liabilities	$161	$1,948	$460	$3,783
Reclassification between inventory and property, plant and equipment	-	-	-	579
Addition to property and equipment and intangible assets in accounts payable	1,430	195	1,430	195
Supplemental disclosure of cash flow information:
Interest paid	135	430	438	946
Taxes paid	79	21	192	197

TAT TECHNOLOGIES LTD.

ADJUSTED NET INCOME ATTRIBUTABLE TO TAT TECHNOLOGIES LTD. (NON-GAAP) (UNAUDITED)

U.S. dollars in thousands

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA (NON-GAAP) (UNAUDITED)

AND

ADJUSTED NET INCOME ATTRIBUTABLE TO TAT TECHNOLOGIES LTD. (UNAUDITED)

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025

Net income	$7,677	$4,841	$19,148	$12,096
Adjustments:
Share in profits of equity investment of affiliated companies	(343)	(372)	(1,449)	(983)
Provision for income taxes	1,759	821	3,815	1,624
Interest expenses	216	176	546	835

Other financial (income) expenses, net	(273)	(206)	(92)	293
Depreciation, amortization and others	1,362	1,334	4,066	4,025
Share based compensation	482	167	1,335	680
Adjusted EBITDA	$10,880	$6,761	$27,369 *	$18,570

* Adjusted EBITDA for the nine months ended September 30, 2026 includes the one-time pre-tax gain of $4,324 thousand from the sale of the Company's equity investment in First Aviation Services Inc. Without this one-time profit Adjusted EBITDA would be $23,045 thousand.

TAT TECHNOLOGIES LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025

Net income	$7,677	$4,841	$19,148	$12,096
Adjustments:
Gain on sale of equity investment	-	-	(4,324)	-
Income tax impact	-	-	908	-
Adjusted net income	$7,677	$4,841	$15,732	$12,096

Earnings per share
Basic	$0.59	$0.37	$1.47	$1.03
Diluted	$0.58	$0.37	$1.46	$1.02

Adjusted earnings per share
Basic	$0.59	$0.37	$1.21	$1.03
Diluted	$0.58	$0.37	$1.20	$1.02